Peter Reschke Work History

Peter worked for 13 years at IBM in various sales positions winning Salesman of the Month and in his last Salesman of the Year awards. He then co-founded SOFTPRO, a specialist banking software provider with clients around the world and offices in Asia, Europe, North and South America. After 31 years with SOFTPRO where he was Head of Sales and Managing Director, the company was sold in 2014 to Kofax. He is now a Director of Hobbydb Corp.